UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               MachineTalker, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   55448V 303
                          ---------------------------
                                 (CUSIP Number)

                                  Roland Bryan
             513 De La Vina Street, Santa Barbara, California 93101
                                 (805) 957-1680
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2010
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

                                                      --------------------------
                                                            Page 2 of 5    Pages
                                                      --------------------------

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1        NAME OF REPORTING PERSON:

         William E. Beifuss, Jr.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS   WC

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                            [  ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------


            Number of           7        SOLE VOTING POWER
             Shares                      133,479,748
          Beneficially          ------------------------------------------------
            owned by            8        SHARED VOTING POWER
              Each                       0
            Reporting           ------------------------------------------------
             Person             9        SOLE DISPOSITIVE POWER
              with                       133,479,748
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         133,479,748 shares of common stock

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.57% Common Stock
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON   OO
--------------------------------------------------------------------------------

                                                      --------------------------
                                                            Page 3 of 5    Pages
                                                      --------------------------
ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of MachineTalker, Inc., a Delaware corporation ("MTI"). The address of the principal executive offices of MTI is 513 De La Vina Street, Santa Barbara, California 93101.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement on Schedule 13D is being filed on behalf of William E. Beifuss, Jr. and his 100% owned affiliate, Cumorah Capital, Inc., a Nevada corporation (collectively, "WB"). The address of the principal executive offices of WB is 3225 McLeod Drive, Suite 100, Las Vegas, Nevada 89121.

         WB has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         WB has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         WB acquired 75,709,701 of these shares on August 3, 2010 for a total purchase price of $34,069.37, paid for with WB's working capital. WB acquired 32,500,000 of these shares from MTI on February 12, 2010 for a total purchase price of $100,000, paid for with WB's working capital. WB acquired 24,470,047 of the shares from another shareholder of MTI for $26,244, paid for with WB's working capital. The balance of the shares were acquired by WB in other transactions more than one year ago.

ITEM 4.  PURPOSE OF TRANSACTION.

         WB acquired the shares of common stock of MTI for investment purposes. WB voted to approve a one for five reverse stock split of MTI's issued and outstanding common stock and a change of the name of MTI to Solar 3D, Inc., which have been proposed and recommended by MTI's Board of Directors. The reverse stock split and name change are expected to occur in the near future.

         Other than as set forth above, WB does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

         (a) The acquisition by any person of additional securities of MTI, or the disposition of securities of MTI.

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving MTI or any of its subsidiaries.

         (c) A sale or transfer of a material amount of assets of MTI or any of its subsidiaries.

         (d) Any change in the present board of directors or management of MTI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

         (e) Any material change in the present capitalization or dividend policy of MTI.

         (f) Any other material change in MTI's business or corporate structure.

                                                      --------------------------
                                                            Page 4 of 5    Pages
                                                      --------------------------

         (g) Changes in MTI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MTI by any person.

         (h) Causing a class of securities of MTI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association.

         (i) A class of equity securities of MTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The percentages of outstanding shares of MTI common stock reported below are based on the statement that as of August 3, 2010 there were 484,199,105 shares of MTI common stock outstanding.

         (a) WB beneficially owns or may be deemed to beneficially own shares of MTI common stock as follows:

                                    No. of Shares             % of Class
                                    -----------------         -------------
         Common Shares              133,479,748*              27.57%
                                    -----------------         -------------
                                    133,479,748               27.57%

*These shares are owned 132,465,748 by Cumorah Capital, Inc. and 1,014,000 by William E. Beifuss, Jr. Mr. Beifuss owns 100% of the total issued and outstanding capital and voting stock of Cumorah Capital, Inc., and is its Chairman and Chief Executive Officer.

         (b) For information regarding the number of shares of MTI common stock as to which WB holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

         (c) Other than as set forth herein, there have been no transactions in shares of MTI common stock effected by WB during the past 60 days.

         (d) No person other than WB has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of MTI common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by WB.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         WB has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of MTI, other than as described in this statement on Schedule 13D.

                                                      --------------------------
                                                            Page 5 of 5    Pages
                                                      --------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               Dated:  August 3, 2010



                               /s/ William E. Beifuss, Jr.
                               --------------------------------------------
                               William E. Beifuss, Jr., Individually and
                               as the President of Cumorah Capital, Inc.